Exhibit 99.1

IceCure Announces Planned Departure of CFO Following Nine Years of Service and Key Milestones Achieved

Ronen Tsimerman will continue as CFO until successor is appointed

CAESAREA, Israel, February 9, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), a developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that after nearly a decade of service with IceCure, Chief Financial Officer Ronen Tsimerman has informed the Company of his decision to leave the Company to pursue new opportunities. The Company has initiated a search for a new Chief Financial Officer and has identified compelling candidates with significant experience commercializing disruptive technologies. Some candidates have recently advanced in the selection process to interviews with IceCure’s Board of Directors. Mr. Tsimerman will continue in his role until a successor is appointed, to ensure a smooth transition.

“Ronen has been a valued contributor over the years, and his skilled financial and operational leadership allowed IceCure Medical to achieve several key milestones, including our listing on the Nasdaq, fundraisings to support the completion of our ICE3 study, the largest of its kind for cryoablation, and the subsequent U.S. Food and Drug Administration marketing clearance of ProSense® for low-risk breast cancer, in late 2025 ,” stated IceCure’s Chief Executive Officer, Eyal Shamir. “Ronen has been a trusted colleague and friend to our entire team and we wish him well in his future endeavors and are pleased to have his continued support over the next few months as we transition to a new CFO.”

“I am extremely proud of the great work we’ve accomplished at IceCure. Our mission and the collaborative work with regulatory agencies, medical societies, caregivers and patients across the globe to bring the first and only on-label treatment in the U.S. for the minimally invasive treatment of low-risk breast cancer is truly an amazing accomplishment,” Mr. Tsimerman stated. “I thank Eyal and the entire team for their professional excellence and partnership in advancing the Company’s mission.”

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the timing and completion of the planned transition of its Chief Financial Officer, the search for and appointment of a successor Chief Financial Officer, and the Company’s expectations regarding continuity of financial leadership and operations during the transition period. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914